Mail Stop 4561

December 29, 2008

Rodney Brewer
President
Digital Yearbook, Inc.
848 N. Rainbow Boulevard, #2096
Las Vegas, Nevada 89107

> **Re: Digital Yearbook, Inc.**
> **Form 8-K filed December 23, 2008**
> **File No. 000-52917**

Dear Mr. Brewer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on December 23, 2008

1. We note that you have not provided certain required disclosures with respect to the resignation, declination or dismissal of your former certifying accountant. Please revise your disclosures to comply with the requirements in Item 304(a)(1) of Regulation S-K.

2. Please explain how you comply with Item 304(a)(3) of Regulation S-K. That is, you are required to provide the former accountant with a copy of the disclosures you are making in response to Item 304(a) and request that the former accountant

furnish a letter addressed to the Commission stating whether it agrees with the statements made in response to Item 304(a) of Regulation S-K.

3. We note that you appointed a new certifying accountant on December 19, 2008. Please clarify whether prior to engaging the new accountant, you or someone on your behalf consulted with the new accountant regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered. Refer to Item 304(a)(2) of Regulation S-K.

4. Explain why you have appointed a new certifying accountant that is located in Michigan when your principal offices are located in Nevada.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551- 3479.

Sincerely,

Stephen Krikorian
Accounting Branch Chief